MEDIA CONTACT:	INVESTOR CONTACT:
Yardena Cogan	Yaron Eldad
e-SIM Ltd.	e-SIM Ltd.
+1-888-742-9364	+972-2-587-0770
ycogan@e-sim.co.il	yaron@e-sim.co.il

e-SIM Ltd. Reports Year-End Earnings

JERUSALEM, March 15, 2005 -- e-SIM Ltd. (OTCBB: ESIMF.OB), a leading provider of MMI (Man-Machine Interface) Solutions for wireless devices, today announced its financial results for the year ended January 31, 2005.

Revenues for fiscal year 2004 were $5,085,301 compared to $4,501,239 for fiscal year 2003; this represents a 13% increase in annual revenues. Revenues for fourth quarter 2004 were $1,318,337, an increase of 20% over revenues for Q4 2003 at $1,099,856. Q3 2004 revenues were $1,319,125.

Gross profit for 2004 was $2,947,558 compared to $2,396,350 for the previous year, an increase of 23%. Gross profit for fourth quarter 2004 was $806,923 compared to $483,946 for Q4 2003, reflecting an increase of 67%. Fourth quarter 2004 gross profit increased by 8% compared to the gross profit for the previous quarter, which was $749,375.

Total operating expenses for the year were $5,275,754 compared to $5,301,051 for the previous fiscal year. Fourth quarter 2004 total operating expenses were $1,510,112, compared to $1,392,096 for Q4 2003, an increase of 8%. The total operating expenses for fourth quarter 2004 increased by 19% from the previous quarter’s figure of $1,269,328.

The net loss for the year was $2,717,934, or $0.12 per share, as compared to $4,247,860, or $0.36 per share, for the previous year, a decrease of 36%. This quarter’s net loss of $822,504, or $0.03 per share showed a decrease of 58% when compared to the net loss of $1,960,321 or $0.15 per share in Q4 2003. Net loss for the current quarter increased by 48% compared to $554,534 or $0.02 from the previous quarter.

The company’s backlog is currently $1.8 million.

About e-SIM
Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI (Man-Machine Interface) solutions for wireless and other electronic products. A wide range of platform vendors and wireless handset manufacturers use e-SIM’s MMI solutions including, Texas Instruments, Freescale (formerly Motorola SPS), NEC, Kyocera, BenQ, Sasken, and others. e-SIM's advanced MMI solution technology is built into millions of handsets on the market today.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.

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e-SIM Ltd.
CONSOLIDATED BALANCE SHEETS
In U.S. Dollars
	January 31,	January 31,
	2005	2004
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	728,042	238,063
Trade receivables	205,003	567,847
Other receivables and prepaid expenses	301,396	370,822*

Total current assets	1,234,441	1,176,732

SEVERANCE PAY FUND	943,309	714,141

LONG TERM PREPAID EXPENSES	88,234	62,800

PROPERTY AND EQUIPMENT, NET	389,200	439,822

	$2,655,184	$2,393,495

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
Short term credit from banks	5,490	881
Current maturities of long term bank loans	1,867,538	241,006
Current maturities of long term convertible bank loans	881,094	-
Trade payables	628,090	795,926
Other convertible loan, net	-	72,341
Employees and payroll accruals	837,014	801,802*
Deferred revenues	971,440	766,309
Accrued expenses and other liabilities	483,742	458,190

Total current liabilities	5,674,408	3,136,455

LONG-TERM LIABILITIES:
Long term bank loans	-	2,412,874
Long term convertible bank loans	-	641,344
Long term capital lease obligation, net of current maturities	61,042	43,285
Royalties to government authorities	553,518	456,045
Accrued severance pay	1,388,945	1,104,762
Related parties	1,689,467	1,250,750
Total long term liabilities	3,693,323	5,909,060

SHAREHOLDERS' DEFICIENCY	(6,712,196)	(6,652,020)

	$2,655,184	$2,393,495
*Reclassified

	e-SIM Ltd.
	CONSOLIDATED STATEMENT OF OPERATIONS
	IN U.S. Dollars

	Three months ended		Year ended
	January 31,		January 31,
	2005	2004	2005	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(Audited)	(Audited)

Revenues:
Products	$656,093	$484,306	$2,254,116	$1,818,726	$3,304,047
Services	662,244	615,550	2,831,185	2,682,513	2,916,085
	1,318,337	1,099,856	5,085,301	4,501,239	6,220,132

Cost of revenues:
Products	55,746	35,264	158,958	122,022	267,132
Services	455,668	580,646	1,978,785	1,982,867	1,662,618
	511,414	615,910	2,137,743	2,104,889	1,929,750

Gross profit	806,923	483,946	2,947,558	2,396,350	4,290,382

Operating expenses:
Research and development, net	568,220	416,939	1,728,549	1,560,386	1,463,965
Selling and marketing, net and
general and administrative	941,892	975,157*	3,547,205	3,740,665*	4,459,952*

Total operating expenses	1,510,112	1,392,096	5,275,754	5,301,051	5,923,917

Operating loss	(703,189)	(908,150)	(2,328,196)	(2,904,701)	(1,633,535)
Financial expenses (income), net	119,315	1,052,171	389,738	1,343,159	(8,961)
Other expenses, net	-	-	-	-	94,640

Net loss	($822,504)	($1,960,321)	($2,717,934)	($4,247,860)	($1,719,214)

Basic and diluted net loss per share	($0.03)	($0.15)	($0.12)	($0.36)	($0.15)

Weighted average number of shares used in computing:
Basic and diluted loss per share	25,051,627	12,746,892	22,158,097	11,963,056	11,665,359
*Reclassified